DKB Brands Inc (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

For the Years Ended December 31, 2021 and 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
DKB Brands Inc

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 8, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	33,521	31,125
Accounts Receivable	44,452	32,380
Prepaid Expenses	10,000	-
Inventory	165,208	-
Total Current Assets	253,181	63,505
Non-current Assets		
Security Deposits	3,600	3,600
Total Non-Current Assets	3,600	3,600
TOTAL ASSETS	256,781	67,105
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	157,449	28,188
Accrued Interest	5,972	1,800
Short Term Debt	8,386	51,636
Gift Card	17,110	-
Other Liabilities	16,421	3,498
Total Current Liabilities	205,339	85,123
Non-current Liabilities		
Future Equity Obligations	1,314,780	739,655
Total Non-Current Liabilities	1,314,780	739,655
TOTAL LIABILITIES	1,520,119	824,778
EQUITY		
Issuance of Common Stock	80	80
Accumulated Deficit	(1,263,417)	(757,754)
Total Equity	(1,263,337)	(757,674)
TOTAL LIABILITIES AND EQUITY	256,781	67,105

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	459,820	143,136
Cost of Revenue	402,824	47,307
Gross Profit	56,997	95,828
Operating Expenses		
Advertising and Marketing	32,068	56,244
General and Administrative	523,468	346,824
Research and Development	1,554	322
Rent and Lease	70,238	64,389
Bad Debt Expense	-	4,384
Total Operating Expenses	627,328	472,163
Operating Income (loss)	(570,331)	(376,335)
Other Income		
Grant Income	25,000	-
PPP Loan Forgiveness	39,763	62,500
Interest Income	894	3
Other	3,381	1,792
Total Other Income	69,039	64,295
Other Expense		
Interest Expense	4,172	3,729
Other	199	1,855
Total Other Expense	4,371	5,583
Provision for Income Tax	-	-
Net Income (loss)	(505,663)	(317,623)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance 1/1/2021	8,000,000	80	-	(440,131)	(440,051)
Net Income (Loss)	-	-	-	(317,623)	(317,623)
Ending Balance 12/31/2021	8,000,000	80	-	(757,754)	(757,674)
Exercise of Options	6,250	-	-	-	-
Net Income (Loss)	-	-	-	(505,663)	(505,663)
Ending Balance 12/31/2022	8,006,250	80	-	(1,263,417)	(1,263,337)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(505,663)	(317,623)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(12,073)	32,781
Accounts Payable	129,261	25,141
Accrued Interest	4,172	1,800
PPP Loan Forgiveness	(39,763)	(62,500)
Inventory	(165,208)	-
Prepaid Expenses	(10,000)	-
Gift Card	17,110	-
Other	12,923	(458)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(63,578)	(3,235)
Net Cash provided by (used in) Operating Activities	(569,241)	(320,858)
FINANCING ACTIVITIES		
Notes Payable Issuance and Repayments	(3,487)	29,062
Future Equity Obligations	575,125	269,655
Net Cash provided by (used in) Financing Activities	571,638	298,717
Cash at the beginning of period	31,125	53,266
Net Cash increase (decrease) for period	2,397	(22,141)
Cash at end of period	33,521	31,125

DKB Brands Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

DKB Brands Inc ("the Company") was incorporated in Delaware on June 13th, 2019. The Company wholly owns a California limited liability company called DKB Brewery LLC, which was formed on July 23rd, 2019. The Company is the leading craft brewery centered around Asian flavors to provide a one-of-a-kind drinking experience. Unlike other craft beer companies, the Company developed original recipes featuring ingredients like bamboo tea leaves, Szechuan peppercorns, galangal, and even kimchi culture. The Company's headquarters is in Oakland, California and the Company brews beer and distributes throughout California and plans to expand distribution.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly owned subsidiary, DKB Brewery LLC.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

2021 Gross Profit

During 2021, the Company did not have an alcohol license and was selling their product through a friend of the founder resulting in the Company invoicing this company for the net profit leading to the Company recording the net profit amount as opposed to recording the total amount of gross revenue and cost of revenue. The Company received their alcohol license in 2022 and the 2022 numbers presented herein as well as all future years will reflect the gross revenue and gross cost of revenue amounts. As such, a comparison between the Company's gross profit margin in 2021 and 2022 can't be reasonably evaluated based on the Income Statement above.

Other Income

The Company had other income totaling $69,039 in 2022 of which $39,763 was the result of one of their PPP loans being forgiven and $25,000 was the result of a grant from the AAPI Strong's Small Business Grants Program. The Company had other income totaling $64,292 in 2021 of which $62,500 was the result of one of their PPP loans being forgiven.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had inventory of $165,208 as of December 31st, 2022 consisting of finished goods of $112,900, ingredients of $33,596, merchandise of $1,995, packaging of $13,218, and work in progress of $3,499.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company leases office space for $3,525 a month. See the table below for future lease payments.

Year Ending December 31,	Payment
2023	42,300
2024	42,300
2025	42,300
2026	42,300
2027	-
Thereafter	-

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	341,000	$0.03
Granted	250,000	$0.03
Exercised	-	-
Expired/cancelled	(270,100)	$0.03
Total options outstanding, December 31, 2021	320,900	$0.03
Granted	265,700	$0.03
Exercised	(6,250)	$0.03
Expired/cancelled	(51,050)	$0.03
Total options outstanding, December 31, 2022	529,300	$0.03
Options exercisable, December 31, 2021	141,167	$0.03

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	341,000	$0.03
Granted	250,000	$0.03
Vested	-	-
Forfeited	(270,100)	$0.03
Nonvested options, December 31, 2021	320,900	$0.03
Granted	265,700	$0.03
Vested	(147,417)	$0.03
Forfeited	(51,050)	$0.03
Nonvested options, December 31, 2022	388,133	$0.03

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $2.5M – $8M.

The Company entered into a capital loan agreement in which it received a total of $18,000. The loan accrues interest at 10% and is due on demand. The repayment installments are 14% of daily sales. The balance of the loan was $4,049 as of December 31st, 2022. The Company had accrued interest associated with this loan of $3,600 as of December 31st, 2022.

The Company received two PPP loans throughout 2020 and 2021. The first PPP loan was forgiven in 2021 and the second PPP loan was forgiven in 2022. The loans accrued interest at 1%. The balance of the loans was $39,763 as of December 31st, 2021. Management considers any interest expense related to these loans to be negligible as of December 31st, 2022.

In March of 2022, the Company entered into a loan agreement for $20,000 with 30% APR. The loan requires monthly payments of $1,953. The loan has a maturity date in March of 2023. The loan had a balance of $4,337 as of December 31st, 2022.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Capital Loan	18,000	10%	None	4,049	-	4,049	3,600	11,873	-	11,873	1,800
Capital Loan 2	20,000	30%	2023	4,337	-	4,337	2,372	-	-	-	-
PPP Loan	39,763	1%	2022	-	-	-	-	39,763	-	39,763	-
Total				**8,386**	**-**	**8,386**	**5,972**	**51,636**	**-**	**51,636**	**1,800**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	8,386
2024	-
2025	-
2026	-
2027	-
Thereafter	-

* The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 8,006,250 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 8, 2023, the date these financial statements were available to be issued.

In 2023, the Company entered into a SAFE agreement with a third party. The SAFE agreement has no maturity date and bears no interest. The agreement provides for the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The agreement is subject to a valuation cap. The valuation cap of the agreement entered into was $8M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.